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SEC Mail Processing Section
FEB 13 2009
Washington, DC 106

SECURITI 09055081 1ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JOHNSTON BLAKELY & COMPANY LLC

OFFICIAL USE ONLY

FIRM ID. NO.
140203

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 PINE STREET

(No. And Street)

MANCHESTER	MASSACHUSETTS	01944
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN J. CONWAY, MANAGING DIRECTOR (978) 526-4014

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET, 38TH FLOOR	BOSTON	MA	02109
(Address)	(City)	(state)	Zip Code)

PROCESSED
MAR 6 2009
THOMSON REUTERS

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I BENJAMIN J. CONWAY swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHNSTON BLAKELY & COMPANY LLC as of DECEMBER 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Pamela K. Motley

Notary Public

My Commission Expires March 13, 2009

This report contains (check all applicable boxes):**

[X] (a) Facing page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Cash Flows

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g)Computation of Net Capital.

[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m)A copy of the SIPC Supplemental Report.

[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[ ] (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JOHNSTON BLAKELY & COMPANY, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

JOHNSTON BLAKELY & COMPANY, LLC

YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Johnston Blakely & Company, LLC
Manchester, Massachusetts

We have audited the accompanying statement of financial condition of Johnston Blakely & Company, LLC (the "Company") as of December 31, 2008 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
January 30, 2009

JOHNSTON BLAKELY & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Current assets:		
Cash	$	17,274
Other assets		1,852
Total assets	$	19,126

Liabilities and Member's Equity

Current liabilities:		
Deferred revenue	$	8,333
Total liabilities		8,333
Member's equity		10,793
Total liabilities and member's equity	$	19,126

The accompanying notes are an integral part of these financial statements.

JOHNSTON BLAKELY & COMPANY, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenue:	
Investment banking	$ 360,432
Reimbursed expenses	21,096
Total revenue	381,528
Operating expenses:	
Contract service fees	181,398
Professional fees	10,658
License and permits	736
Other operating expenses	24,262
Total operating expenses	217,054
Net income	$ 164,474

The accompanying notes are an integral part of these financial statements.

JOHNSTON BLAKELY & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

Member's equity at December 31, 2007	$	46,723
Member contributions		10,000
Member distributions		(210,404)
Net income		164,474
Member's equity at December 31, 2008	$	10,793

The accompanying notes are an integral part of these financial statements.

JOHNSTON BLAKELY & COMPANY, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net income	$	164,474
Adjustment to reconcile net income to net cash provided by operating activities:		
Contract receivable		21,642
Deferred revenue		(4,167)
Other assets		(230)
Accounts payable and accrued expenses		(186)
Net cash provided by operating activities		181,533
Cash flows from financing activities:		
Member contributions		10,000
Member distributions		(210,404)
Net cash used in financing activities		(200,404)
Net decrease in cash		(18,871)
Cash, beginning of year		36,145
Cash, end of year	$	17,274

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Johnston Blakely & Company, LLC (the "Company") is a sole member limited liability company located in Manchester, Massachusetts. The term of the Company will not be perpetual, but shall continue until the winding up and liquidation of the Company and completion of its business following a liquidating event, as provided in the Operating Agreement. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulation Authority ("FINRA"). The Company was formed in February 2006 and began operations as a broker-dealer in June 2006. The Company advises on and negotiates mergers, acquisitions, and private placements for established and emerging companies in the life sciences industries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The following is a summary of significant accounting and reporting policies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash

The Company places its temporary cash investments with high credit worthy financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation limit.

Contract Receivable

The Company periodically reviews its contract receivable and records an allowance for bad debts based on its best estimate of uncollectible amounts.

Revenue Recognition

The Company enters into contracts with customers calling for advisory fees to be paid prior to the commencement of the term of the arrangement and closing fees paid out based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is finalized. Accordingly, management recognizes advisory fees in revenue when services are performed and recognizes closing fees in revenue for the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable and collectiblity is reasonably assured, with separate revenue recognition once each Transaction is finalized. Deferred revenue results from the billing in advance of advisory fees and is recognized ratably on a monthly basis over the terms of the arrangement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reimbursed Expenses

The Company includes all reimbursed expenses in gross revenue because the Company is the primary obligator, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its sole member for income tax reporting purposes.

NOTE 3 – MEMBER'S EQUITY

During 2008, the sole member made contributions totaling $10,000 to the Company to fund operations and received distributions totaling $210,404 from net income.

NOTE 4 – MAJOR CUSTOMERS

The Company earned 80% of its revenue from two customers during the year ended December 31, 2008.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company rents, as a tenant-at-will, virtual office space from its sole member. Monthly lease payments are $214 and there are no future minimum monthly rental commitments for the Company. For the year ended December 31, 2008, the Company incurred $2,927 in rental expense for virtual office space.

NOTE 6 – NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2008, the Company had net capital of $8,941, which was in excess of the minimum requirement by $3,941. At December 31, 2008, the Company had a ratio of aggregate indebtedness to net capital of .93 to 1.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Sole Member
Johnston Blakely & Company, LLC
Manchester, Massachusetts

In planning and performing our audit of the financial statements of Johnston Blakely & Company, LLC (the "Company") for the year ended December 31, 2008; we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2008 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2008.

This report is intended solely for the information and use of the Sole Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

VHY LLP

Boston, Massachusetts
January 30, 2009

JOHNSTON BLAKELY & COMPANY, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2008

SCHEDULE I

Capital:		
Member's equity	$	10,793
Non-allowable assets:		
Other assets		(1,852)
Net capital		8,941
Minimum dollar net capital requirement		5,000
Excess net capital	$	3,941
Aggregate indebtedness	$	8,333
Percentage of aggregate indebtedness to net capital		93%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	17,275
Audit adjustments		(8,334)
Net capital per above	$	8,941

JOHNSTON BLAKELY & COMPANY, LLC
COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3
AS OF DECEMBER 31, 2008

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

END